FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 16, 2006 announcing that it has completed deployment of a SkyEdge broadband VSAT satellite network to Telecomunicacoes de Sao Paulo (TELESP), the largest subsidiary of Brazil’s Telefonica Group – responsible for fixed telephony and data services in the district.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 16, 2006

Gilat completes deployment of SkyEdge VSAT network for Telefonica Brazil

New satellite communication system enables Telefonica to meet its Universal Service Obligation to bring telephony service to remote communities throughout Sao Paulo state

Petah Tikva, Israel, May 16, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has completed deployment of a SkyEdge broadband VSAT satellite network to Telecomunicacoes de Sao Paulo (TELESP), the largest subsidiary of Brazil’s Telefonica Group – responsible for fixed telephony and data services in the district.

With the deployment of the SkyEdge network, TELESP was the first company to fulfill the Universal Service Obligation (USO) established by The Brazilian National Telecommunications Agency (ANATEL) for 2005. Gilat’s SkyEdge solution enables TELESP to provide public communication services to tens of thousands of citizens in schools, small businesses and public call offices throughout Sao Paulo state.

Gilat’s SkyEdge offers a comprehensive solution for rural communication, enabling public toll-quality voice services efficiently over a satellite. In addition, broadband Internet services may also be bundled in the future using the same platform. The solution supports the existing Telefonica payphones, thus reducing the cost of the deployment. One of the key advantages of the SkyEdge is its seamless and quick integration into the national SS7 network, including customization to the local Brazilian signaling variant.

“After witnessing Gilat’s fast, efficient deployment of this VSAT network, it was evident how they came to achieve a global leadership position in this market,” said Jose Luis Dutra, TELESP’s Engineering & Planning Director. “We were particularly impressed with the speed with which they deployed the entire network solution. It took only 90 days from signing of the contract to its full implementation.”

Dutra added, “This positive experience, combined with Gilat’s well-established local presence in Brazil and their ability to offer a technologically advanced VSAT solution, will encourage us to consider them for other communications challenges we face.”

Russell Ribeiro, General Manager of Gilat do Brasil Ltda., said “With this network deployment complete, it is satisfying to see how it has improved the quality of life for citizens of Sao Paulo state. The new satellite payphones allow access to vital communication services for medical care, business needs and staying in touch with remote family members.”

Gilat’s SkyEdge provides a satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com